AB Rec'd 11/2/06

AB 1/31

SECURITI 06051511 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Skandia Marketing Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

PROCESSED FEB 0 9 2007 THOMSON FINANCIAL

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 02 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/8/07

OATH OR AFFIRMATION

I, Valerie Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Skandia Marketing, Incorporated of December 31, 2005, as are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA M. GONZALEZ-DIAZ
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2167622
EXPIRES 04/26/2010

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Skandia Marketing, Incorporated

Statement of Financial Condition
As of December 31, 2005

SEC. I.D. No. 8-39058
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
And Stockholder of
American Skandia Marketing, Incorporated:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of American Skandia Marketing, Incorporated (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 27, 2006

American Skandia Marketing, Incorporated
Statement of Financial Condition
December 31, 2005
(Dollars in Thousands)

Assets

Cash and cash equivalents	$	7,584
Securities owned, at market value		3
Accounts receivable		325
Due from affiliates		43
Prepaid commissions		2,757
Prepaid expenses		82
Total Assets	$	10,794

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	2,810
Accounts payable, accrued expenses and other liabilities		172
Income taxes payable		126
Payables to brokers and dealers		17
Total Liabilities		3,125
Commitments and contingent liabilities (Note 5)		
Stockholder's Equity		7,669
Total Liabilities and Stockholder's Equity	$	10,794

See notes to statement of financial condition.

1. Organization and Nature of Business

American Skandia Marketing, Incorporated (the "Company"), with its principal offices in Shelton, Connecticut, is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"), a New Jersey corporation. The Company is a wholly-owned subsidiary of American Skandia, Inc., which in turn is an indirect wholly-owned subsidiary of Prudential. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is the principal underwriter and broker-dealer for SEC registered life and annuity products issued by an affiliated company, American Skandia Life Assurance Corporation ("ASLAC"). In addition, the Company and Prudential Investment Management Services, LLC ("PIMS"), an affiliate, are co-distributors and underwriters of the Strategic Partners Mutual Funds, Inc. ("SPMF") Funds. As per the terms set forth in the underwriting and distribution agreement, the SPMF Funds are required to pay to the Company the portion of the distribution and shareholder servicing fees attributable to Class M (formerly Class B) shares and Class X shares, which is used to offset associated distribution and service fee expense.

As more fully described in note 4, the Company has arrangements with ASLAC relating to the receipt of commission revenue. The accompanying statement of financial condition may not be indicative of the financial position of the Company if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company's cash and cash equivalents consists of funds on deposit in a corporate account at a commercial bank, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value.

3. Income Taxes

The Company is a member of an affiliated group of companies that join in filing a consolidated federal income tax return. In addition, the Company and certain affiliates of Skandia U.S. Inc. join in the filing of a consolidated state income tax return.

Pursuant to the Prudential tax allocation arrangement, total federal and state income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

(Dollars in Thousands)

The Company has deferred tax liabilities of $1 related to unrealized gains on investments at December 31, 2005.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 2001. The Service has begun its examination of 2002 and 2003. Management believes that close of the audit will not result in material financial statement adjustments for the Company.

4. Related Party Transactions

The Company has arrangements with ASLAC whereby the Company earns commission income from the sale of variable life insurance and variable annuity contracts issued by ASLAC. The Company is the principal underwriter on these contracts and earns compensation in accordance with its underwriting agreement with ASLAC, whereby the Company earns commissions for acting as principal underwriter, and the Company incurs commission expense to broker-dealer organizations. ASLAC, as paying agent, makes all cash payments on behalf of the Company.

At December 31, 2005, the due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $7,584 includes $7,577 of a Prudential money market mutual fund distributed by PIMS.

5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position.

It should be noted that the judgments, settlements and expenses associated with any pending litigation and regulatory matters may, after satisfaction of certain retention requirements, fall within the indemnification obligations of Skandia Insurance Company Ltd. ("SICL") to Prudential and its subsidiaries under the terms of the stock purchase agreement whereby Prudential acquired the Company and certain of its affiliates. Those obligations of SICL provide for indemnification of certain judgments, settlements, and costs and expenses associated with lawsuits and other claims against the Company ("matters"), and apply only to matters, or groups of related matters, for which the costs and expenses exceed $25 individually.

(Dollars in Thousands)

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $4,307, which was $4,099 in excess of its required net capital of $208. The Company's ratio of aggregate indebtedness to net capital was .73 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds nor safekeep customer securities.

END